UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BLUE OWL CREDIT INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL CREDIT INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V101
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V200
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V309
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Credit Income Corp.
399 Park Avenue New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Kristin H. Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 27, 2026, as amended on March 4, 2026, by Blue Owl Credit Income Corp., a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock”) representing up to 5.00% of the aggregate number of the Company’s Shares outstanding as of December 31, 2025 at a purchase price per share equal to the price per share in effect as of March 31, 2026.
The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 27, 2026, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 7:00 P.M., Eastern Time, on March 31, 2026 and approximately 93,650,433 Class S Shares, 21,440,559 Class D Shares and 348,729,633 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, which represents 21.9% of the aggregate number of the Company’s shares outstanding as of December 31, 2025.
On April 23, 2026, the Company determined that, as of March 31, 2026, the net offering prices per Share of its Class S Shares, Class D Shares and Class I Shares were $9.08 per Share, $9.09 per Share and $9.11 per Share, respectively. The Company accepted for purchase 21,372,674 Class S Shares, 4,893,111 Class D Shares and 79,586,211 Class I Shares on a pro rata basis based on the number of tendered Shares for approximately $194,063,877, $44,478,381 and $725,030,385, respectively, representing 22.822% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $963,572,642.
Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.
ITEM 12.     EXHIBITS.
EX-FILING FEES Calculation of Filing Fees Table**
_______________
**    Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2026

BLUE OWL CREDIT INCOME CORP.

	By:	/s/ Jonathan Lamm
	Name:	Jonathan Lamm
	Title:	Chief Financial Officer and Chief Operating Officer